Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

October 16, 2007

WELLS FARGO & COMPANY

$3,000,000,000 5.250% Notes Due October 23, 2012

Issuer:	Wells Fargo & Company

Title of Securities:	5.250% Notes Due October 23, 2012

Note Type:	Senior unsecured

Trade Date:	October 16, 2007

Settlement Date (T+5):	October 23, 2007

Maturity Date:	October 23, 2012

Interest Rate:	5.250% per annum

Interest Payment Dates:	April 23 and October 23, commencing April 23, 2008, and at maturity

Aggregate Principal Amount Offered:	$3,000,000,000

Price to Public (Issue Price):	99.887%, plus accrued interest, if any, from October 23, 2007

Underwriting Discount (Gross Spread):	0.15%

All-in Price (Net of Underwriting Discount):	99.737%, plus accrued interest, if any, from October 23, 2007

Net Proceeds:	$2,992,110,000

Benchmark:	UST 4.25% due September 30, 2012

Benchmark Yield:	4.326%

Spread to Benchmark:	+95 basis points

Re-Offer Yield:	5.276%

Listing:	None

Bookrunners:	Citigroup Global Markets Inc. (28.67%) Credit Suisse Securities (USA), LLC (28.66%) Goldman, Sachs & Co. (28.67%)

Co-Managers:	Wells Fargo Brokerage Services, LLC (10%) CastleOak Securities, L.P. (1%) Loop Capital Markets, LLC (1%) Samuel A. Ramirez & Co., Inc. (1%) The Williams Capital Group, L.P. (1%)

Underwriting:

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriters prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriters may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-(877)-858-5407 (Citigroup Global Markets Inc.), 1-(800)-221-1037 (Credit Suisse Securities (USA), LLC) or 1-(866)-471-2526 (Goldman, Sachs & Co.).

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